Exhibit 99.1

CENTRAL GOLDTRUST

1st Quarter Report
March 31, 2009

Central GoldTrust

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of Central GoldTrust’s (GoldTrust’s) assets be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards
Gold bullion is stored on an allocated, segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted, liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of GoldTrust Units.

Central GoldTrust

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at March 31, 2009 were 98% invested in gold. Gold holdings consisted of 192,673 fine ounces of gold bullion and 4,981 fine ounces of gold bullion certificates for a total of 197,654 fine ounces at March 31, 2009.

The accounts of GoldTrust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the quarter ended March 31, 2009, with additional comments on pages 9 to 11 of this report, is as follows:

Net Assets – Net assets increased by $46,291,158 or 33.4%, during the three month period to a total of $184,888,671.  The increase in net assets was attributable to the increased market price of gold during the period and to the net proceeds of $36,147,684 from the public offering of 1,123,500 Units completed on January 14, 2009.

Net Income – Net income for the three months ended March 31, 2009 amounted to $10,143,474 ($1.94 per Unit) compared to $14,149,868 ($3.41 per Unit) for the same period in 2008, including expenses of $261,090 (2008: $242,119).  Virtually all of the net income for the quarter represents the unrealized appreciation of bullion holdings, which is not distributable income.

Liquidity – All of the assets of GoldTrust are liquid and consist of gold bullion, gold certificates, cash and interest-bearing cash deposits.

According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

April 23, 2009	J.C. Stefan Spicer, President & CEO

Central GoldTrust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

		March 31,	December 31,
		2009	2008
Net assets:
Gold at market (Note 3)		$181,149,891	135,592,210
Cash		222,453	147,728
Short-term deposits (Note 4)		3,646,057	2,937,792
Prepaid expenses and other		159,575	68,620
		185,177,976	138,746,350
Accrued liabilities (Note 6)		(289,305)	(148,837)
Net assets representing Unitholders’ equity		$184,888,671	138,597,513

Represented by:
Capital (Note 5)
Units issued: 5,403,000 (2008: 4,279,500)		$112,427,284	76,279,600
Retained earnings inclusive of unrealized appreciation of holdings		72,461,387	62,317,913
		$184,888,671	138,597,513

Net asset value per Unit		$34.22	32.39

Net asset value per Unit expressed in Canadian dollars		$43.12	39.66

Exchange rate:	U.S. $1.00 = Cdn.	$1.2602	1.2246

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”                                                “Bruce D. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2009	2008
Net assets at beginning of period	$138,597,513	125,854,581
Net issuance of Units (Note 5)	36,147,684	9,992,623

Net income inclusive of unrealized appreciation of holdings	10,143,474	14,149,868
Increase in net assets during the period	46,291,158	24,142,491
Net assets at end of period	$184,888,671	149,997,072

See accompanying notes to financial statements.

Central GoldTrust

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2009	2008
Income:
Interest	$11,629	27,391
Change in unrealized appreciation of holdings	10,392,935	14,364,596
	10,404,564	14,391,987
Expenses:
Administration fees (Note 6)	130,442	107,235
Safekeeping, insurance and bank charges	39,345	33,709
Legal fees (Note 6)	24,617	16,645
Regulatory filing fees	21,395	26,611
Auditors’ fees	15,713	34,450
Trustees’ fees and expenses (Note 6)	12,918	9,116
Stock exchange fees	5,957	5,241
Unitholder information	5,149	5,049
Registrar and transfer agent fees	3,318	3,200
Miscellaneous	35	50
Foreign currency exchange loss	2,201	813
Total expenses	261,090	242,119
Net income
inclusive of unrealized appreciation of holdings	$10,143,474	14,149,868
Net income per Unit
inclusive of unrealized appreciation of holdings	$1.94	3.41

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2009	2008
Capital: (Note 5)
Units 5,403,000 (2008: 4,279,500)	$112,427,284	76,279,600
Retained earnings:
Balance at beginning of period	62,317,913	59,567,604
Net income	10,143,474	14,149,868
Balance at end of period	72,461,387	73,717,472
Unitholders’ Equity	$184,888,671	149,997,072

See accompanying notes to financial statements.

Central GoldTrust

Notes to Financial Statements
For the three months ended March 31, 2009
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2008 audited financial statements of GoldTrust.  These unaudited interim financial statements do not include all of the disclosures included in the 2008 Annual Report and accordingly should be read in conjunction with the 2008 Annual Report.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	March 31, 2009	December 31, 2008
Gold bullion in fine ounces	192,673	151,969
Gold certificates in fine ounces	4,981	4,785
Total fine ounces of gold	197,654	156,754
Cost	$105,978,726	70,824,435
Market – per fine ounce	$916.50	865.00
Market value	$181,149,891	135,592,210

4.	Short-term cash deposits:

As at March 31, 2009, the Trust held two U.S. dollar fixed deposits: $1,200,000 at a rate of 2.20% with a maturity date of April 6, 2009 and $2,100,000 at a rate of 0.30% with a maturity date of April 17, 2009.  The Trust also held one Canadian dollar flexible GIC in the amount of $436,115 at a rate of 2.30% with a maturity date of September 18, 2009.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.  There were 5,403,000 Units issued and outstanding on March 31, 2009.

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320.  Costs relating to this public offering were approximately $340,000 and net proceeds were approximately $36,147,684.  This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000.  The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $993,395 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

Central GoldTrust

On February 12, 2008, the Trust, through a public offering, issued 287,000 Units for proceeds of $10,097,808 net of underwriting fees of $420,742.  Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding Units by 7% from 3,992,500 to 4,279,500.  The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

The Units of GoldTrust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption; and 100% of the closing market price on the last day of the period.

6.	Related party transactions:

GoldTrust is party to an agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees.  Administration fees remitted to Central Gold Managers Inc. for the three months ended March 31, 2009 increased to $130,442 from $107,235 due to the increase in the value of assets under administration.  Included in accrued liabilities at March 31, 2009 is $42,962 (2008: $33,849) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, effective January 1, 2008, GoldTrust has agreed to pay an administrative fee, on a monthly basis, equal to 0.30% per annum for the first $100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over $100,000,000 up to $200,000,000 and 0.15% per annum for any excess over $200,000,000 of total assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Adminstrator of GoldTrust.

GoldTrust incurred legal fees amounting to $24,617 for the three months ended March 31, 2009 (2008: $16,645), of which $17,050 (2008: $13,645) was payable to a legal firm, to which one of GoldTrust’s Officers is Counsel.  A balance of $2,000 relating to these services was included in accrued liabilities at March 31, 2009 (2008: $7,453).

Central GoldTrust

7.	Financial highlights:

	Three months ended March 31,
	2009	2008
Per Unit performance:
Net asset value per Unit at beginning of period	$32.39	31.52
Net loss before unrealized appreciation of holdings	(0.05)	(0.05)
Unrealized appreciation of holdings	1.99	3.46
Total increase (1)	1.94	3.41
Net asset value per Unit at end of period	$34.22	35.05
Total return	5.6%	11.2%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.14%	0.16%
Net loss before unrealized appreciation (depreciation) of holdings (2)	0.13%	0.14%

(1)	This table is not meant to be a reconciliation of opening to ending NAV.
(2)	Ratios not annualized.

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objectives of these policies and procedures are to identify and mitigate risk.  The Trust’s compliance with these policies and procedures are closely monitored by the Senior Officers, the Audit Committee and the Trustees of the Trust.

Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Changes in the market price of gold are the primary cause of changes in the net asset value per Unit. Assuming as a constant exchange rate, the rate which existed on March 31, 2009 of $1.2602 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $3.35 per unit or Cdn. $4.23 per Unit.

Central GoldTrust

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are gold, which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of GoldTrust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar relative to the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at March 31, 2009 would not have had any material impact on the net income for the period ended March 31, 2009, assuming that all other variables, in particular interest rates, remained constant.

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by the Trust only dealing with issuers that are believed to be creditworthy.

As at March 31, 2009, other than short-term deposits, GoldTrust had no investment in fixed income securities.

9.	Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles (“GAAP”) which would require a reconciliation in the financial statements of GoldTrust.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Trust has commenced to assess the impact of the transition to IFRS.

Central GoldTrust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 through 8 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2009.

Results of Operations – Changes in Net Assets

Net assets increased by $46,291,158 or 33.4%, during the three month period to a total of $184,888,671.  The increase in net assets was attributable to the increased market price of gold during the period and the net proceeds of $36,147,684 from the public offering completed on January 14, 2009. (See Note 5)

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  GoldTrust’s actual revenues are a nominal percentage of its net assets.   However, CICA Accounting Guideline 18 requires GoldTrust to record unrealized appreciation (depreciation) of holdings in income.

Net income for the three months ended March 31, 2009 was $10,143,474 ($1.94 per unit) compared to $14,149,868 ($3.41 per unit) for the same period in 2008, after deducting expenses of $261,090 (2008: $242,119).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets

Virtually all of the net income for the three month period is represented by the unrealized appreciation of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Central GoldTrust

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.14% for the three months ended March 31, 2009 compared to 0.16% for the same period in 2008.  For the twelve months ended March 31, 2009, this expense ratio remained unchanged at 0.60% when compared to the twelve months ended March 31, 2008.

Summary of Quarterly Financial Information
	Quarter ended (in U.S. $)
	Mar. 31/09	Dec. 31/08	Sept. 30/08	June 30/08
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$10,404,564	(3,107,269)	$(7,173,384)	(482,311)
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$10,143,474	(3,300,147)	$(7,362,696)	(736,716)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$1.94	(0.77)	$(1.72)	(0.17)
	Mar. 31/08	Dec. 31/07	Sept. 30/07	June 30/07
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$14,391,987	13,845,299	$13,734,491	(1,696,895)
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$14,149,868	13,680,430	$13,582,157	(1,846,639)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$3.41	3.42	$3.40	(0.46)

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  For the three months ended March 31, 2009, GoldTrust’s cash reserves, including cash equivalents, increased by $782,990 to a total of $3,868,510.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

Central GoldTrust

Related party information

Please refer to Note 6 on page 6 of this interim report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. Investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust units.

This Report, dated April 23, 2009, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central GoldTrust

Corporate Information

Trustees	Officers

John P. Embry (E) (I)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	J.L. Michele Spicer, Assistant Secretary
Philip M. Spicer (E) (N)	William L. Trench, A.C.I.S., CFO
J.C. Stefan Spicer (E) (N)	Krystyna S. Bylinowski, Treasurer

(A)	- Member of Audit Committee
(C)	- Member of Corporate Governance & Nominating Committee
(E)	- Member of Executive Committee
(I)	- Independent Trustee
(L)	- Lead Trustee
(N)	- Nominee of the Administrator

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Toronto, Ontario, Canada

Auditors	Registrar and Transfer Agent

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	Mellon Investor Services LLC, U.S.A.

Legal Counsel	Stock Exchange Listings

Fraser Milner Casgrain LLP	NYSE Amex US Symbol: GTU (U.S.$)
Toronto, Ontario, Canada
TSX Symbols: GTU.UN (Cdn $)
Dorsey & Whitney LLP	GTU.U (U.S. $)
Toronto, Ontario, Canada

Unit Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily www.gold-trust.com and www.goldtrust.ca .

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:  905-304-GOLD (4653)
Fax:  905-648-4196
E-Mail:  info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2